PAGE 1 OF 7

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    ---------

                                  SCHEDULE 13D
         Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                               (Amendment No. 1)*

                          The Network Connection, Inc.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock par value $.001 per Share
                         (Title of Class of Securities)

                                    64120Q103
                                    ---------
                                 (CUSIP Number)

                             Steven B. King, Esquire
                   Mesirov Gelman Jaffe Cramer & Jamieson, LLP
                               1735 Market Street
                             Philadelphia, PA 19103
                                 (215) 994-1037
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                        July 16, 1999 and August 12, 1999
            --------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


----------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                     PAGE 2 OF 7
-------------------------------------------------------------------------------

CUSIP NO. 64120Q103             SCHEDULE 13D
-------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)*

    Interactive Flight Technologies, Inc.
    IRS ID No. 11-3197148

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)   [     ]
                                                          (b)   [     ]

3   SEC USE ONLY

4   SOURCE OF FUNDS                                         OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                [     ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION                Delaware

                                     7     SOLE VOTING POWER       3,011,764*

                                     -----------------------------------------


                                     8     SHARED VOTING POWER             0
NUMBER OF SHARES
BENEFICIALLY OWNED                   -----------------------------------------
BY EACH REPORTING
PERSON WITH                          9     SOLE DISPOSITIVE POWER  2,521,644*

                                     -----------------------------------------

                                     10    SHARED DISPOSITIVE POWER        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON                                              3,011,764*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            [    ]
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       38.6%*

14  TYPE OF REPORTING PERSON                                 CO

---------------
* Upon the approval of the shareholders of The Network Connection, Inc. (as outlined in this Amendment 1 to Schedule 13D), the number of authorized shares of Common Stock could be increased, thus allowing Interactive Flight Technologies, Inc. ("IFT") the ability to convert its shares of the Company's Series C Shares (as defined below) and the Company's Series D Shares (as defined below) into 3,268,801 and 15,097,170 shares of the Company's Common Stock, respectively. Upon the approval of such shareholders and the conversion of all of the Series C Shares and all of the Series D Shares, IFT would have the sole voting power over and be the beneficial owner of 21,398,306 shares of the Company's Common Stock, or
  81.8 % of the then outstanding Common Stock of the Company, and sole dispositive power over 20,908,186 shares, or 79.9%. All Series C Share conversion calculations are made as if convertible shares were converted on July 21, 1999, at an Average Price of $1.80 (as defined in the Articles of Amendment to the Articles of Incorporation of the Company dated as of April 30, 1999). Finally, there are not enough authorized shares to convert all Series B Shares. Currently, 20,572 Shares of Series B cannot be converted.



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                                                                     PAGE 3 OF 7

Item 1.  Security and Issuer
         Common Stock, par value $.001 per share, of The Network Connection, Inc. (the "Company"), 222 N. 44th Street, Phoenix, AZ 85034.



Item 2.  Identity and Background

         Name: Interactive Flight Technologies, Inc. ("IFT")

         State of Incorporation:  Delaware

         Principal Business: Interactive electronic entertainment devices, and holding company

         Address of Principal Business and Principal Office: 222 N. 44th Street, Phoenix, AZ 85034

         Prior Criminal Convictions or Proceedings: None

         Prior Civil (Securities) Convictions or Proceedings: None



Item 3.  Source and Amount of Funds and Other Consideration:

         On July 16, 1999, IFT acquired from third parties certain notes issued by the Company (collectively, the "Series A and E Notes"). The Series A and E Notes had a principal balance of $1,254,082, and interest, redemption premiums, and other charges incurred but unpaid thereon to the date of acquisition totaling $640,925, for a total of $1,895,007. IFT agreed to cancel the Series A and E Notes in exchange for which the Company increased the balance due under the already existing promissory note made by the Company and payable to the order of IFT, in a corresponding amount (the "Note").

         On August 12, 1999, IFT acquired from third parties certain notes issued by the Company (collectively, the "Series D Notes"). The Series D Notes had a principal balance of $350,000, and interest, redemption premiums, and other charges incurred but unpaid thereon to the date of acquisition totaling $127,750. IFT agreed to cancel the Series D Notes in exchange for which the Company increased the balance due under the Note.

         The Note, now in the aggregate principal amount of $3,122,757, is convertible into 3,123 shares of Series C 8% Convertible Preferred Shares of the Company, par value $.01 per share, Stated Value $1,000 per share (the "Series C Shares"). The Series C Shares, in turn, are convertible into the Common Stock of the Company at a conversion price equal to the lowest of (a) $2.6875, (b) 66.67% of the Average Price (as defined in the Articles of Amendment to the Articles of Incorporation of The Network Connection, Inc., dated as of April 30,
         1999) or (c) if the Company (i) issues and sells pursuant to an exemption from registration under the Securities Act

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                                                                     PAGE 4 OF 7

         (A) its Common Stock at a purchase price on the date of issuance thereof that is lower than the then applicable conversion price, (B) warrants or options with an exercise price calculated as a percentage (less than 100%) of the Current Market Price (however defined) or (C) convertible, exchangeable or exercisable securities with a right to exchange at lower than the Current Market Price on the date of issuance or conversion, as applicable, of such convertible, exchangeable or exercisable securities, except for stock option agreements or stock incentive agreements, and (ii) grants the right to the purchaser(s) thereof to demand that the Company register under the Securities Act such Common Stock issued or the Common Stock for which such warrants or options may be exercised or such convertible, exchangeable or exercisable securities may be converted, exercised or exchanged, then the conversion price shall, at the option of the holder be reduced to equal the lowest of any such lower rates.

         Based on the foregoing, and subject to shareholder approval of an increase in the number of authorized shares of the Common Stock and of the Series C Shares of the Company, the Series C Shares owned by IFT, and those which may be obtained by IFT upon conversion of the Note is no fewer than 3,268,801 shares of Common Stock of the Company.

         The Series B Shares are convertible into the Common Stock of the Company at a conversion price equal to the lower of (a) 75% of the Average Price of the Company's Common Stock calculated at the time of conversion; or (b) 75% of such Average Price calculated as if April 29, 1999 were the conversion date. Because 75% of the Average Price calculated as if April 29, 1999, were the conversion date is 1,176,471 shares of the Common Stock of the Company.

         Each Series D Share is Convertible into 6.05 shares of Common Stock of the Company.

         Based on the foregoing, and subject to shareholder approval of an increase in the number of authorized shares of Common Stock of the Company, the Series B Shares owned by IFT are convertible into 1,176,471, and the Series D Shares are convertible into 15,097,170 shares of the Common Stock of the Company.



Item 4. Purpose of Transaction: IFT's purpose in engaging in this transaction was to remedy the Company's default under the Series A and E Notes and Series D, recapitalize the Company, and increase IFT's interest in the Company.



Item 5.  Interest in Securities of the Issuer:

         (a) The following table sets forth the aggregate number and percentage of outstanding shares of the Company's common stock beneficially owned by the undersigned as of the date of this report:

         Number of Shares                       Percentage of Outstanding Shares
         ----------------                       --------------------------------
         3,011,764                                           38.6%
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                                                                     PAGE 5 OF 7


         The Company has not authorized an adequate number of shares of Common Stock to permit the conversion of the Series B Shares, Series C Shares and the Series D Shares. Moreover, the Company has not authorized an adequate number of Series C Shares to permit conversion of the Note. Upon the approval of the shareholders of the Company, the number of shares of Common Stock and Series C Shares would be increased, allowing IFT to convert its shares of the Series C Shares and the Series D Shares into 3,268,801 and 15,097,170 shares of the Company's Common Stock, respectively. Upon the conversion of all of the Series C Shares, Series D Shares, and all of the Series B Shares, IFT would be the beneficial owner of 21,389,306 shares of the Company's Common Stock, or 81.8% of the outstanding Common Stock of the Company.

         (b) Voting Power and Dispositive Power*

             Sole Power to Vote: 3,011,764
             Shared Power to Vote:  0
             Sole Power to Dispose: 2,521,644
             Shared Power to Dispose:  0


         The Series C Shares, in combination with the Series B Shares, are now entitle to cast that number of votes at any duly called meeting of the shareholders of the Company which, when added to the shares of Common Stock held by any of the holders of the Series B Shares and the Series C Shares on the record date for such shareholder meeting, shall be necessary to equal a majority of the number of votes entitled to be cast at such shareholder meeting by the holders of all voting shares of the Company. Each Series D Share is entitled to 6.05 votes.

         The Company has not authorized an adequate number of shares of Common Stock to permit the conversion of the Series B Shares, Series C Shares and the Series D Shares. Upon the approval of the shareholders of the Company, the number of shares of Common Stock could be increased, allowing IFT to convert its shares of the Series B Shares, Series C Shares and the Series D Shares into 1,176,471, 3,268,801 and 15,097,170 shares of the Company's Common Stock, respectively. Upon the conversion of all of the Series B Shares, Series C Shares and all of the Series D Shares, IFT would have the sole voting and over 21,398,306 shares of the Company's Common Stock, or 81.8% of the outstanding Common Stock of the Company, and sole dispositive power over 20,908,186 shares of the Company's Common Stock, or 79.9%.

         (c) The following table reflects IFT's transactions in the Company's Stock in the past 60 days:

                                                                 Total Shares
              Date          Description of Transaction         Beneficially Held
              ----          --------------------------         -----------------

         July 16, 1999      Cancellation of Series A               2,941,764
                            and E Notes and Increase of
                            Note by same amount
                            ($1,895,007) to $2,645,007
                            principal and interest.
         August 12, 1999    Cancellation of Series D Notes         3,011,764
                            and Increase of Note by same
                            amount ($477,750) to $3,122,757


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

         Irrevocable Proxy executed by Barbara L. Riner on May 14, 1999, in favor of Morris C. Aaron or Irwin L. Gross, Chief Financial Officer and Chief Executive Officer of IFT, for all of her shares of Company Common Stock (490,120 at present time).



Item 7.  Material to be filed as Exhibit:

         None

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: August 19, 1999               INTERACTIVE FLIGHT TECHNOLOGIES, INC.


                                     By: /s/ Irwin L. Gross
                                         --------------------------------
                                         Irwin L. Gross, Chief Executive Officer